Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES INDEPENDENT PROXY ADVISORY FIRMS ISS AND GLASS LEWIS RECOMMEND SHAREHOLDERS VOTE FOR THE PROPOSED BUSINESS COMBINATION

WITH ROGERS

Calgary, Alberta (May 12, 2021) – Shaw Communications Inc. (“Shaw”) is pleased to announce that both Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis and Co. (“Glass Lewis”) have recommended that holders of Shaw’s Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) vote FOR the proposed business combination with Rogers Communications Inc. (“Rogers”).

Shaw and Rogers agreed to combine their respective businesses in accordance with an arrangement agreement dated March 13, 2021 pursuant to which Rogers will acquire all of Shaw’s issued and outstanding Class A Shares and Class B Shares. The transaction will be implemented by way of a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

Favourable ISS and Glass Lewis Recommendations

ISS and Glass Lewis are leading independent proxy advisory firms that provide voting recommendations to institutional shareholders.

In reaching its conclusion, ISS noted:

“The value of consideration offered to Non-Shaw Family Shareholders represents a significant premium to the unaffected price of both Class A (33.5 percent) and Class B Shares (69.5 percent), while all cash consideration will provide immediate liquidity and certainty of value. Shaw has ensured that there is no premium paid in respect of Class A Shares versus Class B Shares. Finally, the sale process undertaken by Shaw appears to be adequate, with reference and context to the Shaw’s size and position within the Canadian telecommunications industry and the fact that Shaw negotiated on a non-exclusive basis for a reasonable period with two parties. In light of the foregoing, shareholder approval of this resolution is warranted.”

In reaching its conclusion, Glass Lewis noted:

“We note this high-water mark also materially exceeds Shaw’s stand-alone average trailing EBITDA multiple during each of the one-year periods ended March 12, 2019, 2020 and 2021 (i.e. 9.6x, 8.9x and 8.0x, respectively), suggesting investors have little historical cause to anticipate the Company would independently achieve a similar valuation on a durable basis in the near- to medium-term. That conclusion is bolstered by reference to the following: (i) the unaffected closing price of Shaw’s more widely floated Class B shares never topped C$31.67 per share across the Company’s nearly 40-year trading period prior to the announcement; and (ii) based on industry analyst reports available at the time of announcement, Shaw’s Class B shares had a consensus median price target of just C$27.00, moderately above the Company’s pre-announcement price (i.e. $23.90 per share) and well below the C$40.50 per share offer. In short, whether viewed in context with other industry deals or Shaw’s anticipated stand-alone trajectory, the all-cash arrangement available to unaffiliated investors appears to reflect a rather compelling exit value.”

Shaw Special Meeting of Shareholders

A special meeting (the “Meeting”) of holders of Class A Shares (“Class A Shareholders”) and holders of Class B Shares (“Class B Shareholders”) will be held virtually on May 20, 2021 at 10:00 a.m. (Mountain time).

The purpose of the Meeting is for the Class A Shareholders and Class B Shareholders to consider and vote on a resolution approving the Arrangement, as described in the management information circular filed on April 23, 2021 (the “Circular”). Only Class A Shareholders and Class B Shareholders of record at the close of business on April 6, 2021 (the “Record Date”) will be entitled to vote at the Meeting, subject to the rights of certain transferees of shares who become shareholders following the Record Date to vote (as set out in the Circular). Due to COVID-19 and related recommendations of Canadian public health officials, the Meeting will be conducted via live webcast online at www.virtualshareholdermeeting.com/shawspecial2021.

The Board of Directors of Shaw recommends that Class A Shareholders and Class B Shareholders vote in favour of the Arrangement. Shaw’s Board and senior management have agreed to vote all of the shares they own, or exercise control or direction over, in favour of the Arrangement. The Shaw Family Shareholders have also irrevocably agreed to vote all of their Class A Shares (representing approximately 79% of the outstanding Class A Shares as of the Record Date) and Class B Shares (representing approximately 8% of the outstanding Class B Shares as of the Record Date) in favour of the Arrangement. In addition, Cathton Investments Ltd. and New Horizons Communications Holdings Ltd. have agreed to vote all of their Class A Shares in favour of the Arrangement, representing approximately 67% of the outstanding Class A Shares not held by the Shaw Family Shareholders, being 67% of the Class A Shares entitled to be voted as part of the separate Class A Share “majority of the minority” vote required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

How to Vote

Regardless of whether you are able to attend the Meeting, Class A Shareholders and Class B Shareholders are encouraged to vote before the proxy deadline of 10:00 a.m. (Mountain time) on May 18, 2021.

Shareholders can vote by visiting www.proxyvote.com and entering their control number. Complete details on how to vote and how to participate at the Meeting via the live webcast are contained in the Circular or can be obtained by contacting our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors (contact information below).

The completion of the Arrangement is subject to, among other things, the approval of at least two thirds of the votes cast by the Class A Shareholders and Class B Shareholders at the Meeting, voting separately as a class, as well as majority of the minority approval under MI 61-101 of the Class A Shareholders and Class B Shareholders (which requires the approval of a majority of votes cast by such shareholders at the Meeting, excluding the votes of the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons as provided for under the Arrangement), each voting separately as a class.

About the Transaction

The Arrangement remains subject to other customary closing conditions, including court approval and approvals from certain Canadian regulators. Shaw and Rogers intend to work cooperatively and constructively with the Competition Bureau, the Ministry of Innovation, Science and Economic Development and the Canadian Radio-television and Telecommunications Commission in order to secure the requisite regulatory approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, the Arrangement is currently anticipated to be completed in the first half of 2022.

Shaw’s shareholders are encouraged to read the Circular and its appendices carefully and in their entirety. The Circular has been filed on Shaw’s profile on SEDAR at www.sedar.com and is available on Shaw’s website at www.shaw.ca.

Shareholder Questions

Shareholders that have any questions, have not received their materials or need additional information with respect to the voting of their shares should consult their financial, legal, tax or other professional advisor, or contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Cautionary Statement

This news release includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the timing and anticipated receipt of required shareholder, regulatory, court or other approvals, the ability of the parties to satisfy the other conditions to the closing of the Arrangement and the anticipated timing for closing of the Arrangement. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed Arrangement is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, shareholder and regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. In addition, if the transaction is not completed, and Shaw continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources by Shaw to the completion of the transaction could have an impact on Shaw’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Shaw.

A comprehensive discussion of other risks that impact Shaw can also be found in its public reports and filings which are available under its profile on SEDAR at www.sedar.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca